Exhibit 99.1

Fleetmatics Announces Fourth Quarter and Full Year 2012 Financial Results

•	Milestone of 331,000 subscribed vehicles attained

•	18,000 revenue generating customers

•	Total revenue of $35.8 million in 4Q, up 38% year-over-year

•	4Q preliminary GAAP EPS of $0.13; preliminary non-GAAP EPS of $0.18, up 100% year-over-year

•	Adjusted EBITDA of $11.8 million during 4Q, up 77% year-over-year

•	Total revenue outlook for the full year 2013, up 28% at the midpoint of our guidance range

Dublin, Ireland and Boston, MA, February 20, 2013 — Fleetmatics Group PLC (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles delivered as Software-as-a-Service (SaaS), today announced preliminary financial results for its fourth quarter and full year ended December 31, 2012.

“We were very pleased with the company’s execution during the fourth quarter, which provided a strong finish to a record year,” stated Jim Travers, Chief Executive Officer of Fleetmatics. “Our strong growth in subscriptions, revenue, and profitability is being driven by continued market demand for our highly differentiated Software-as-a-Service fleet management solution for SMBs.”

Travers added, “Looking forward, Fleetmatics remains well positioned to maintain its momentum and capitalize on the large underpenetrated market for fleet tracking. We continue to expect the combination of acquiring new customers, increasing sales to existing customers, entering new geographies, introducing new features and further monetizing our data, to extend our leadership position and increase our market share worldwide.”

Fourth Quarter 2012 Financial Highlights

•	Revenue: Total revenue for the fourth quarter was $35.8 million, an increase of 38% compared to $25.9 million for the fourth quarter of 2011.

•

Gross Profit: GAAP gross profit for the fourth quarter was $26.6 million, compared to $18.2 million for the fourth quarter of 2011. Non-GAAP gross profit, which excludes share-based compensation and amortization of intangible assets was $26.7 million for the quarter compared to $18.3 million in the year ago period. GAAP gross margin was 74% for the fourth quarter of 2012, compared to 70% during the same period last year. Non-GAAP gross margin was 75% for the fourth quarter of 2012, compared to 71% during the same period last year.

•

Operating Income: GAAP operating income for the fourth quarter was $6.6 million, compared to $2.4 million for the fourth quarter of 2011. Non-GAAP operating income, which excludes share-based compensation, amortization of intangible assets and other items as defined in “Non-GAAP Financial Measures” was $9.0 million, an increase of 100% compared to $4.5 million for the fourth quarter of 2011.

•

Net Income: Preliminary GAAP net income for the fourth quarter was $4.1 million, compared to $1.1 million for the same period last year. Preliminary GAAP diluted net income per share for the fourth quarter was $0.13, based on 32.2 million weighted-average diluted shares outstanding, compared to $0.03, and based on 2.4 million weighted-average diluted shares outstanding, for the same period last year.

Preliminary Non-GAAP adjusted earnings, which excludes share-based compensation, and amortization of intangible assets as well as other items as defined in “Non-GAAP Financial Measures” was $6.4 million for the fourth quarter, up 142% compared to $2.6 million for the fourth quarter of 2011. Preliminary Non-GAAP diluted adjusted earnings per share for the fourth quarter was $0.18 based on 35.4 million pro forma weighted-average diluted shares outstanding compared to $0.09 per share based on 29.1 million pro forma weighted-average diluted shares outstanding for the same period last year.

•

Adjusted EBITDA: Adjusted EBITDA for the fourth quarter was $11.8 million, an increase of 77% compared to $6.7 million for the fourth quarter of 2011. Adjusted EBITDA margin was 33% for the fourth quarter of 2012, compared to a 26% margin for the same period last year. Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; and other items as defined in “Non-GAAP Financial Measures”.

•

Balance Sheet: As of December 31, 2012, Fleetmatics had cash of $100.1 million, due primarily to the completion of the company’s initial public offering on October 11, 2012, which generated net proceeds of approximately $93.4 million.

During the fourth quarter of 2012, the company generated $9.8 million in net cash from operations and invested $6.0 million in capital expenditures, resulting in free cash flow of $3.8 million. During the fourth quarter of 2011, the company generated $2.4 million in net cash from operations and invested $4.5 million in capital expenditures, resulting in free cash flow of negative $2.1 million.

•

Final determination of GAAP net income and non-GAAP adjusted earnings are subject to the completion of the Company’s tax provision. The fourth quarter tax provision is currently estimated to be $2.0 million. The Company expects the tax provision to be completed upon the filing of the Company’s 20-F for 2012.

A reconciliation of GAAP to non-GAAP financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Full Year 2012 Financial Highlights

•	Revenue: Total revenue for the full year of 2012 was $127.5 million, an increase of 38% compared to $92.3 million for the full year 2011.

•

Gross Profit: GAAP gross profit for the full year was $91.9 million, compared to $63.7 million for 2011. Non-GAAP gross profit for the year was $92.5 million compared to $64.2 million in 2011. GAAP gross margin was 72% for the full year of 2012, compared to 69% during 2011. Non-GAAP gross margin was 73% for the full year of 2012, compared to 70% during 2011.

•

Operating Income: GAAP operating income for the full year was $12.4 million, an increase of 108% compared to $6.0 million for 2011. Non-GAAP operating income was $23.7 million, an increase of 71% compared to $13.8 million for 2011.

•

Net Income: Preliminary GAAP net income for the full year was $4.9 million, an increase of 72% compared to $2.9 million last year. Preliminary GAAP diluted net income per share for the full year was $0.46, based on 10.1 million weighted-average diluted shares outstanding, compared to $0.08, and based on 2.1 million weighted-average diluted shares outstanding, last year.

Preliminary non-GAAP adjusted earnings was $17.1 million for the full year, up 103% compared to $8.4 million for 2011. Preliminary non-GAAP diluted adjusted earnings per share for the full year was $0.55 based on 30.8 million pro forma weighted-average diluted shares outstanding, compared to $0.29 per share based on 28.7 million pro forma weighted-average diluted shares outstanding last year.

•

Adjusted EBITDA: Adjusted EBITDA for the full year was $33.9 million, an increase of 56% compared to $21.7 million for 2011. Adjusted EBITDA margin was 27% for the full year of 2012, compared to a 24% margin last year.

•

Cash Flow: The company generated $16.9 million in net cash from operations and invested $25.2 million in capital expenditures, resulting in free cash flow of negative $8.3 million during the full year of 2012. The company generated $1.8 million in net cash from operations and invested $15.1 million in capital expenditures during the full year 2011, resulting in free cash flow of negative $13.3 million.

A reconciliation of GAAP to non-GAAP financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Fourth Quarter 2012 Operating Highlights

•	Fleetmatics ended the fourth quarter of 2012 with 331,000 active vehicles under subscription, up 40% compared to 237,000 during the fourth quarter of 2011.

•

Net churn during the fourth quarter of 2012 was 1.6% compared to 1.2% during the fourth quarter of 2011. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. A positive net churn in each period means we added more vehicles from existing customers than we lost from those customers during the particular period.

Financial Outlook

As of February 20, 2013, Fleetmatics is initiating guidance for the first quarter of 2013 and full year 2013 as follows:

First Quarter 2013 Guidance: Total revenue is expected to be in the range of $37.2 million to $37.6 million. Adjusted EBITDA is expected to be in the range of $8.7 million to $9.1 million. Non-GAAP diluted adjusted earnings per share is expected to be in the range of $0.12 to $0.14 based on approximately 36.2 million weighted-average diluted shares outstanding. Fleetmatics’ non-GAAP results exclude an estimated $0.7 million of share-based compensation expense, $0.5 million of intangible amortization, and $0.5 million relating to tax reserves.

Full Year 2013 Guidance: Total revenue is expected to be in the range of $162.5 million to $164.5 million, which represents growth of 28% year-over-year at the midpoint. Adjusted EBITDA is expected to be in the range of $45 million to $46 million. Non-GAAP diluted adjusted earnings per share is expected to be in the range of $0.69 to $0.72 based on approximately 36.9 million weighted-average diluted shares outstanding. Fleetmatics’ non-GAAP results exclude an estimated $2.7 million of share-based compensation expense, $1.9 million of intangible amortization, and negative $14.5 million relating to tax reserves.

Quarterly Conference Call

Fleetmatics will host a conference call today at 5:00 p.m. EST to discuss the company’s financial results for the fourth quarter and full year 2012, its business outlook and other matters. To access this call, dial +1-888-401-4690 (United States), or +1-719-325-2461 (international), with conference ID # 3041154. A live webcast of this conference call will also be available on the investor relations portion of the company’s website at ir.fleetmatics.com, and a replay will be archived on the website as well. A replay of this conference call will also be available through March 6, 2013, by dialing +1-877-870-5176 (United States), or +1-858-384-5517 (international). The recording access code is #3041154.

About Fleetmatics Group PLC

Fleetmatics Group PLC is a leading global provider of fleet management solutions for small and mid-sized businesses delivered as Software-as-a-Service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics Group’s intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 18,000 customers, tracking more than 331,000 vehicles worldwide.

Fleetmatics’ solutions are marketed both under the Fleetmatics (www.fleetmatics.com) and SageQuest (www.sage-quest.com) brands.

Investor Contact:

Seth Potter

ICR Inc. on behalf of Fleetmatics

(646) 277-1230

fleetmatics@icrinc.com

Non-GAAP Financial Measures

In this release, Fleetmatics’ non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP adjusted earnings, non-GAAP diluted adjusted earnings per share, are not presented in accordance with generally accepted accounting principles (GAAP) and are not intended to be used in lieu of GAAP presentations of results of operations. Non-GAAP gross profit, non-GAAP gross margin and non-GAAP operating income exclude share-based compensation expenses and amortization of intangible assets. Non-GAAP adjusted earnings and non-GAAP diluted adjusted earnings per share exclude share-based compensation; amortization of intangible assets; foreign currency transaction (gain) loss; loss on extinguishment of debt; certain non-recurring litigation and settlement costs; management services agreement expense; and the tax effects related to these items, and the tax reserve component of the income tax provision.

Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; certain non-recurring litigation and settlement costs; management services agreement expense; and loss on extinguishment of debt.

Management presents these non-GAAP financial measures because it considers them to be important supplemental measures of performance. Management uses the non-GAAP financial measures for planning purposes, including analysis of the company’s performance against prior periods, the preparation of operating budgets and to determine appropriate levels of operating and capital investments. Management also believes that the non-GAAP financial measures provide additional insight for analysts and investors in evaluating the company’s financial and operational performance. However, these non-GAAP financial measures have limitations as an analytical tool and are not intended to be an alternative to financial measures prepared in accordance with GAAP. We intend to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. Investors are encouraged to review the reconciliation of these non-GAAP measures to their most directly comparable GAAP financial measures. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

The company’s earnings press releases containing such non-GAAP reconciliations can be found on the Investors section of the Company’s web site at http://ir.fleetmatics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our growth strategy, extending our market leadership position, acquiring new customers, increasing sales to existing customers, entering new geographies, introducing new features, monetizing our data, and our expected financial results for the first quarter of 2013, the full year of 2013 and the preliminary financial results of the fourth quarter of 2012 and the full year of 2012. These forward-looking statements include, but are not limited to: plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, risks associated with our ability to effectively and efficiently attract, sell to and retain SMB customers; our ability to retain and increase sales to our existing customers; expectations regarding the widespread adoption of fleet management solutions; our ability to expand the sales of our products to customers located outside the U.S.; our ability to continue to compete in a highly fragmented market and the risk of future competitors by way of acquisition or otherwise; keeping up with the rapid technological change required to remain competitive in our industry; and the impact of adverse economic conditions on information technology spending by SMB businesses, and other risks set forth under the caption “Risk Factors” in the Company’s final prospectus related to its recent follow on public offering filed pursuant to Rule 424b under the Securities Act with the Securities and Exchange Commission on January 31, 2013, as updated by our subsequently furnished or filed quarterly reports on Form 6-K, annual reports on Form 20-F and other filings that we make with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2012		2011	2012		2011
Subscription revenue	$35,821		$25,865	$127,451		$92,317
Cost of subscription revenue	9,244		7,696	35,507		28,631

Gross profit	26,577		18,169	91,944		63,686

Operating expenses:
Sales and marketing	10,638		8,895	41,138		33,391
Research and development	2,135		1,648	7,379		6,021
General and administrative	7,158		5,184	31,047		18,309

Total operating expenses	19,931		15,727	79,564		57,721

Income from operations	6,646		2,442	12,380		5,965
Interest income (expense), net	(408)		(609)	(2,075)		(2,386)
Foreign currency transaction gain (loss), net	(96)		(95)	(24)		155
Loss on extinguishment of debt	—		—	(934)		—
Other income (expense), net	—		—	(32)		—

Income before income taxes	6,142		1,738	9,315		3,734
Provision for income taxes	2,047	*	668	4,372	*	865

Net income	4,095	*	1,070	4,943	*	2,869
Accretion of redeemable convertible preferred shares to redemption value	—		(113)	(336)		(446)
Net income attributable to participating securities	—		(906)	—		(2,294)

Net income attributable to ordinary shareholders	$4,095	*	$51	$4,607	*	$129

Net income per share attributable to ordinary shareholders:
Basic	$0.13	*	$0.03	$0.52	*	$0.09

Diluted	$0.13	*	$0.03	$0.46	*	$0.08

Weighted average ordinary shares outstanding:
Basic	30,585,811		1,497,150	8,822,169		1,497,150

Diluted	32,194,164		2,413,020	10,084,580		2,077,592

*	Preliminary estimate subject to completion of the Company’s FY 2012 tax provision.

FLEETMATICS GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash	$100,087	$8,615
Restricted cash	64	592
Accounts receivable, net of allowances of $887 and $1,237 at December 31, 2012 and 2011, respectively	8,871	5,376
Deferred tax assets	8,615	8,343
Prepaid expenses and other current assets	10,371	5,425

Total current assets	128,008	28,351
Property and equipment, net	41,132	26,848
Goodwill	24,879	24,879
Intangible assets, net	7,013	9,341
Deferred tax assets, net	547	4,298
Other assets	8,722	5,859

Total assets	$210,301	$99,576

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$9,115	$5,398
Accrued expenses and other current liabilities	11,420	12,382
Deferred revenue	17,087	18,679
Current portion of long-term debt	1,250	750

Total current liabilities	38,872	37,209

Deferred revenue	8,931	7,741
Accrued income taxes	15,931	17,825
Long-term debt, net of discount of $556 and $449 at December 31, 2012 and 2011, respectively	22,881	16,301
Other liabilities	3,030	726

Total liabilities	89,645	79,802

Redeemable convertible preferred shares	—	130,839
Total shareholders’ equity (deficit)	120,656	(111,065)

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$210,301	$99,576

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Year Ended December 31,
	2012	2011
Cash flows from operating activities:
Net income	$4,943	$2,869
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	9,547	7,581
Amortization of capitalized in-vehicle devices owned by customers	668	344
Amortization of intangible assets	2,332	3,349
Amortization of deferred commissions, other deferred costs and debt discount	4,986	3,855
Provision for deferred tax assets	5,863	1,788
Provision for accounts receivable allowances	1,509	990
Unrealized foreign currency transaction (gain) loss	38	(178)
Loss on disposal of property and equipment and other assets	2,182	954
Share-based compensation	2,422	2,292
Loss on extinguishment of debt, non-cash portion	405	—
Changes in operating assets and liabilities:
Accounts receivable	(4,979)	(3,460)
Prepaid expenses and other current and long-term assets	(11,630)	(7,211)
Accounts payable, accrued expenses and other current liabilities	986	2,194
Accrued income taxes	(1,893)	(1,015)
Deferred revenue	(489)	(12,547)

Net cash provided by operating activities	16,890	1,805

Cash flows from investing activities:
Purchases of property and equipment	(25,221)	(15,083)
Capitalization of internal-use software costs	(883)	(686)
Net (increase) decrease in restricted cash	528	(387)

Net cash used in investing activities	(25,576)	(16,156)

Cash flows from financing activities:
Proceeds from issuance of Term Loan, net of discount and issuance costs	23,549	—
Proceeds from borrowings under Revolving Credit Facility	8,286	—
Payments of borrowings under Revolving Credit Facility	(8,286)	—
Proceeds from initial public offering, net of offering costs	94,667	—
Proceeds from exercise of stock options	305	—
Reversal of excess tax benefits from share-based awards	(266)	—
Collection of note receivable from officer	—	152
Payments of Senior Secured Notes	(17,500)	—
Payments of capital lease obligations	(369)	(139)

Net cash provided by financing activities	100,386	13

Effect of exchange rate changes on cash	(228)	(101)

Net increase (decrease) in cash	91,472	(14,439)
Cash, beginning of period	8,615	23,054

Cash, end of period	$100,087	$8,615

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,913	$2,251
Cash paid for income taxes	$1,841	$243
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$336	$446
Acquisition of property and equipment through capital leases	$31	$1,152
Additions to property and equipment included in accounts payable at the balance sheet dates	$2,173	$1,276
Initial public offering costs included in accounts payable at the balance sheet dates	$1,254	$—

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(In thousands)

(Unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2012		2011	2012		2011

Net income	$4,095		$1,070	$4,943		$2,869
Provision for income taxes*	2,047	*	668	4,372	*	865
Interest (income) expense, net	408		609	2,075		2,386
Foreign currency transaction (gain) loss, net	96		95	24		(155)
Depreciation and amortization of property and equipment	2,582		2,073	9,547		7,581
Amortization of capitalized in-vehicle devices owned by customers	200		105	668		344
Amortization of intangible assets	583		838	2,332		3,349
Share-based compensation	549		665	2,422		2,292
Litigation and settlements	1,216		—	1,216		—
Management Services Agreement expense	50		559	5,353		2,217
Loss on extinguishment of debt	—		—	934		—

Adjusted EBITDA	$11,826		$6,682	$33,886		$21,748

*	Preliminary estimate subject to completion of the Company’s FY 2012 tax provision.

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP ADJUSTED EPS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2012		2011	2012		2011

Net income*	$4,095	*	$1,070	$4,943	*	$2,869
Amortization of intangible assets	583		838	2,332		3,349
Share-based compensation	549		665	2,422		2,292
Foreign currency transaction (gain) loss, net	96		95	24		(155)
Loss on extinguishment of debt	—		—	934		—
Litigation and settlements	1,216		—	1,216		—
Management Services Agreement expense	50		559	5,353		2,217
Tax effect of non-GAAP adjustments above at 15%	(374)		(324)	(1,842)		(1,155)
Tax reserve component of income tax provision	204		(254)	1,668		(1,014)

Adjusted earnings	$6,419	*	$2,649	$17,050	*	$8,403

Pro forma weighted average ordinary shares outstanding — diluted	35,380,981		29,066,403	30,839,263		28,730,975

Non-GAAP adjusted EPS	$0.18	*	$0.09	$0.55	*	$0.29

*	Preliminary estimate subject to completion of the Company’s FY 2012 tax provision.

FLEETMATICS GROUP PLC

RECONCILIATION TO NON-GAAP INCOME

(In thousands)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011

Cost of subscription revenue
Share-based compensation	$42	$7	$136	$24
Amortization of intangible assets	98	128	383	514

Subtotal cost of subscription revenue	140	135	519	538

Sales and marketing
Share-based compensation	95	200	921	734
Amortization of intangible assets	485	710	1,949	2,835

Subtotal sales and marketing	580	910	2,870	3,569

Research and development
Share-based compensation	53	47	187	155

Subtotal research and development	53	47	187	155

General and administrative
Share-based compensation	359	411	1,178	1,379
Management Services Agreement expense	50	559	5,353	2,217
Litigation and settlements	1,216	—	1,216	—

Subtotal general and administrative	1,625	970	7,747	3,596

Foreign currency transaction (gain) loss, net	96	95	24	(155)
Loss on extinguishment of debt	—	—	934	—
Tax effect of non-GAAP adjustments, net of tax reserve component of income tax provision	(170)	(578)	(174)	(2,169)

Total expense add-backs	$2,324	$1,579	$12,107	$5,534